Norske Skog

02 JUN 11 AM 11:29

Skogn, 2002-05-29

United States Securities and Exchange Commission
Washington DC 20549

USA

02034904

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, May 29, 2002.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Ringstad
Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange May 29, 2002

dlw 6/17

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

Closing of share offering in Norske Skog Canada

Norske Skog Canada announced yesterday that the company as planned had closed the common share offering, in which a number of 31.1 million shares were sold at a price of CAD 7 per share.

As earlier announced, Norske Skog's shareholding in Norske Skog Canada will be reduced to 30.6 % following this offering.

A complete press release may be found on Norske Skog Canada's web site www.norskecanada.com.

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities Law.

Oxenøen, May 29, 2002

NORSKE SKOG

Corporate Communications